SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For The Year Ended December 31, 2006

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For The Transition Period from              to

Commission File Number 00107923

HANDLEMAN COMPANY SALARY

DEFERRAL PLAN

(Full title of the Plan)

HANDLEMAN COMPANY

(Name of issuer of the securities held pursuant to the Plan)

500 Kirts Boulevard

Troy, Michigan 48084

(Address of principal executive offices)

The following financial statements and exhibits are presented pursuant to Section 15(d) of the Securities Exchange Act of 1934:

		Page
(a)	Financial Statements:

	Reports of Independent Registered Public Accounting Firm	1

	Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	3

	Notes to Financial Statements	4 -7

	Schedule of Assets (Held at End of Year)	8

Exhibit Number
(b)	1.	Consent of Independent Registered Public Accounting Firm with respect to their report on their audit of the financial statements of the Handleman Company Salary Deferral Plan as of and for the year ended December 31, 2006	23.1

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the Handleman Company Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of Handleman Company Salary Deferral Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Part IV, line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Southfield, Michigan

June 20, 2007

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Handleman Stock Fund	$1,932,541	$3,782,557
Mutual funds	27,614,046	24,446,911
Money market funds	2,753,269	2,609,180
Participant loans	670,689	773,406

Total investments	32,970,545	31,612,054
Receivables:
Employee contributions	70,656	70,636
Employer contributions	24,703	78,803

Total receivables	95,359	149,439

NET ASSETS AVAILABLE FOR BENEFITS	$33,065,904	$31,761,493

The accompanying notes are an integral part of the financial statements.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2006

ADDITIONS
Additions to net assets attributed to:
Investment Income
Dividend and interest income	$1,986,851
Net depreciation in fair value of investments	(215,485)

Total investment income	1,771,366
Contributions:
Employer contributions	701,475
Employee contributions	2,268,451

Total contributions	2,969,926

Total additions	4,741,292
DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	3,409,335
Administrative expenses	27,546

Total deductions	3,436,881

Net increase	1,304,411
Net assets available for benefits at beginning of year	31,761,493

Net assets available for benefits at end of year	$33,065,904

The accompanying notes are an integral part of the financial statements.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Handleman Company Salary Deferral Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

A.	General. The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers nearly all employees of Handleman Company (the “Company”) and subsidiaries and affiliates that have adopted the Plan who have two months of service. The Plan generally excludes employees that are covered by collective bargaining agreements, laid off, on leave of absence, on active duty in the armed forces of any nation other than the armed forces of the United States of America, leased employees, or any person whose status as an employee is the result of a judicial or administrative determination. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

B.	Contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

Through December 31, 2006, the Company provided for a matching contribution equal to 50 percent of the elective salary deferral contribution made by each participant, up to six percent of such participant’s compensation, to be invested in Company stock. Employees could direct employee contributions to the Plan into Company stock or various investment funds, which are established and monitored by the Company from time to time.

Beginning January 1, 2007, the Company will provide for a basic matching contribution equal to 100 percent of the first 3 percent of the active participant’s compensation contributed to the plan and 50 percent of the next 2 percent of the active participant’s compensation contributed to the plan. Also beginning in 2007, the Company shall contribute to the plan on behalf of each active participant a fixed contribution percent of his or her compensation for the plan year known as the retirement account contribution based on the participant’s points, which points are composed of the sum of the active participant’s age and years of service on the last day of the Plan year.

In addition, the Company may allocate discretionary contributions, if any, among Company Contribution Accounts of the Participants who were employed on April 30 of that Plan year and who received Creditable Compensation during the Plan Year.

C.	Participant Accounts. Each participant’s account is credited with participant contributions and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administration expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Top Heavy Contributions, if any, shall be allocated to the account of each Participant who is a Non-Key Employee. To receive a share of the discretionary contributions or Non-Key Employee Contributions, a participant must be employed by the Company on the last day of the Plan Year.

Salary Deferral Portion of Plan—Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

D.	Vesting. Participants are vested immediately vested in their contributions plus actual earnings thereon. Through December 31, 2006, the Plan included a graded vesting schedule for matching and discretionary contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Description of Plan, continued

Beginning January 1, 2007, the Company basic matching contribution is immediately 100 percent vested. The retirement account contribution and any discretionary contribution are subject to three-year cliff vesting.

E.	Participant Loans. Participants may borrow from their account balances. The maximum loan to any participant is the lesser of 50% of the participant’s non-forfeitable salary deferral account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through be-weekly payroll deductions. Loans to participants were charged interest at rates ranging from 5.25% to 9.75%, maturing in one to fifteen years. Participant loans as of December 31, 2006 and 2005 were $670,689 and $773,406, respectively.

F.	Payment of Benefits. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly or annual installments over a period that does not exceed the participant’s life expectancy. For termination of service due to other reasons, a participant will be eligible to receive the plan assets allocated to the participant’s account which have vested or an equivalent amount in cash. If a participant dies before receiving benefits, his or her beneficiary will receive a lump-sum distribution equal to the participant’s vested account interest. Benefits requested, but not paid by the end of the plan year totaled $2,336.

G.	Forfeited Accounts. Non-vested Company matching contributions for terminated participants are forfeited by the participant and are used to reduce future employer matching contributions to the Plan. As of December 31, 2006, forfeited non-vested accounts totaled $34,969.

H.	Plan Expenses. Expenses of the Trustee are charged to participant accounts up to a specific limit per participant account. Expenses above that amount are paid by the Company. Plan expenses paid by the Company were $46,234 for 2006 and $66,325 for 2005.

2.	Summary of Accounting Policies

A.	Basis of Accounting. The accompanying financial statements are prepared on the accrual method of accounting.

B.	Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and change therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

C.	Investment Valuation and Income Recognition. The Handleman Stock Fund was valued using the combined fair value of the underlying Company stock and the short-term cash position in the fund. The fair value of the Company stock is determined using the closing market price of the stock on the last business day of the Plan’s year. During 2006, the Handleman Stock Fund was transitioned from a unitized stock fund to a real-time traded stock fund, thus eliminating the short-term cash position. Mutual funds are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan’s investment custodian, Fidelity Investments.

The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Handleman Stock Fund, is average cost. The basis on which cost is determined for the Handleman Stock Fund is specific identification.

For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Summary of Accounting Policies, continued

D.	Payment of Benefits. Benefit payments to participants are recorded upon distribution.

3.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2006	2005
Handleman Stock Fund: 285,320 and 292,614 shares in 2006 and 2005, respectively	$1,932,541	$3,782,557
Spartan U.S. Equity Index Fund: 96,381 and 102,023 shares in 2006 and 2005, respectively	4,836,375	4,505,320
Fidelity Balanced Fund: 281,034 and 280,285 shares in 2006 and 2005, respectively	5,460,491	5,258,144
Fidelity Retirement Money Market Fund: 2,753,268 and 2,609,180 shares in 2006 and 2005, respectively	2,753,269	2,609,180
Neuberger Berman Genesis Trust Fund: 68,633 and 70,015 shares, in 2006 and 2005, respectively	3,275,857	3,399,238
Fidelity Diversified International Fund: 120,620 and 98,775 shares in 2006 and 2005, respectively	4,456,927	3,214,131
Fidelity ContraFund: 36,077 and 29,954 shares in 2006 and 2005, respectively	2,352,209	1,939,792
Fidelity Value Fund: 21,404 and 20,661 shares in 2006 and 2005, respectively	1,725,177	1,567,759

During the plan year ended December 31, 2006, the net depreciation in the fair value of investments was comprised of the following:

Handleman Stock Fund	$(1,779,860)
Mutual Funds	1,564,375

Total net depreciation in fair value of investments	$(215,485)

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

5.	Non-Participant-Directed Investments

The Handleman Stock Fund is an investment option that contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Handleman Stock Fund is as follows:

	2006	2005
Net assets
Handleman Company common stock	$1,932,541	$3,782,557

		2006
Change in net assets
Employer contributions		$71,122
Participant contributions		88,883
Net appreciation (depreciation)		(1,779,860)
Interest and dividends		100,599
Benefits paid to participants		(225,237)
Interfund transfers		(102,913)
Other expenses		(2,610)

		($1,850,016)

6.	Related-Party Transactions

During 2006 and 2005, the Plan had transactions with Handleman Company and Fidelity Investment Company. The amount invested in Handleman Company common stock at December 31, 2006 and December 31, 2005 represents 6 percent and 12 percent, respectively, of total investments. Participant loans also qualify as party-in-interest.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has reserved the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

8.	Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and is, therefore, not subject to tax under present income tax laws by a letter dated November 18, 2004.

On January 31, 2007, Handleman Company submitted the Handleman Company Salary Deferral Plan, as amended and restated effective as of January 1, 2006, to the Internal Revenue Service for a determination letter as to the Plan’s tax qualification. Handleman Company did so in order to preserve its reliance on the Plan’s existing Internal Revenue Service determination letter. The submission was within the Plan’s ‘on-cycle’ filing deadline as determined under applicable Internal Revenue Service guidance.

9.	Risks and Uncertainties

The Plan’s invested assets consist of stocks, bonds, mutual funds, fixed income securities and other investment securities. Investment securities are exposed to various risks such as interest rate fluctuations, market conditions and credit risks. Due to the level of risk associated with certain investment securities, and the level of uncertainties related to changes in the value of securities, it is at least possible that changes in risks in the near term would materially affect participants’ account balances and the related statements of net assets available for benefits.

Handleman Company Salary Deferral Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

12/31/2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c ) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
		Unitized Stock Fund
*	Handleman Company	Handleman Stock Fund	$3,801,064	$1,932,541

		Money Market Funds
*	Fidelity Management Trust Company	Retire Money Market Portfolio	**	2,753,269

		Bond Funds
*	Pacific Investment Management Company	Total Return Fund-Administrative Class	**	897,147

		Balanced/Hybrid Funds
*	Fidelity Management Trust Company	Balanced Fund	**	5,460,491

		Domestic Equity Funds
*	Fidelity Management Trust Company	U.S. Equity Index Fund	**	4,836,375
*	Neuberger Berman Management Inc.	Genesis Fund—Trust Class	**	3,275,857
*	Fidelity Management Trust Company	Contrafund	**	2,352,209
		Value Fund	**	1,725,177
		Low-Price Stock Fund	**	1,531,818
		Mid-Cap Stock Fund	**	719,335
		Equity-Income II Fund	**	354,166
		Independence Fund	**	380,975
		Small Cap Independence Fund	**	126,666

		International/Global Funds
*	Fidelity Management Trust Company	Diversified International Fund	**	4,456,927

		Freedom Funds
*	Fidelity Management Trust Company	Freedom 2010 Fund	**	523,102
		Freedom 2040 Fund	**	236,342
		Freedom 2020 Fund	**	214,858
		Freedom 2030 Fund	**	184,728
		Freedom 2035 Fund	**	103,860
		Freedom 2025 Fund	**	94,443
		Freedom 2005 Fund	**	74,255
		Freedom 2015 Fund	**	25,682
		Freedom 2000 Fund	**	18,596
		Freedom Income Fund	**	21,037
*	Participant	Loans (interest rates range from 5.25% to 9.75%) and maturing in 1 to 15 years	**	670,689

				$32,970,545

*	These investments are with party-in-interest
**	Cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

By:	/s/ Mark J. Albrecht
Mark J. Albrecht
Senior Vice President Human Resources and Organizational Development Handleman Company

Date: June 25, 2007